UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.1)

                      VININGS INVESTMENT PROPERTIES TRUST
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                                (Name of Issuer)

                SHARES OF BENEFICIAL INTEREST, without par value

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                         (Title of Class of Securities)

                                  927428 20 1
                                 (CUSIP Number)
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                               Peter D. Anzo
                     President and Chief Executive Officer
                       Vinings Investment Properties Trust
                        3111 Paces Mill Road, Suite A-200
                                Atlanta, GA 30339
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               July 1, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of the cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.  927428 20 1                          13D

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Martin H. Petersen
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
                                                             (b)  [  ]
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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS

                       PF
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                       Georgia
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            118,570
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             118,570
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       118,570 shares of beneficial interest
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       10.97%
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  14   TYPE OF REPORTING PERSON

                       IN
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                                  Schedule 13D

This Amendment No. 1 to Schedule 13D (the "Amendment") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on August 2, 1996 (the "Schedule 13D") relating to the shares of beneficial interest, without par value (the "Shares") of Vinings Investment Properties Trust, a Massachusetts business trust (the "Trust"). This Amendment amends the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined shall have the meaning ascribed thereto in the Schedule 13D.



ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
------------------------------------------

     (a) Mr. Petersen beneficially owns 118,570 Shares of the Trust, representing 10.97% of the issued and outstanding Shares as of the date hereof. Amounts reported herein include 5,000 Shares of the Trust which Mr. Petersen may acquire upon the exercise of the stock options within 60 days of the date hereof. Grants reported herein also include 24,785 Shares beneficially owned by A&P Investors, Inc. ("A&P") which Mr. Petersen may be deemed to beneficially own by virtue of his being a director, officer and minority stockholder of A&P. Mr. Petersen disclaims ownership of all such 24,785 shares and this Schedule 13D shall not be deemed an admission that Mr. Petersen is the beneficial owner of such securities.

     (b) Mr. Petersen has sole power to vote and dispose of 118,570 Shares of the Trust.

     (c) On July 1, 1998 the Board of Trustees of the Trust awarded Mr. Petersen 7,500 Shares.

     (d) Not applicable.

     (e) Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 6, 1998                            /s/ Martin H. Petersen
                                             -----------------------------------
                                                     Martin H. Petersen